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October 14, 2011
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Mr. Vince DiStefano U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
Registration Statement on Form N-14 (No. 333-176888)
Filed September 16, 2011

Dear Mr. DiStefano:

On behalf of our client, Hennessy Mutual Funds, Inc. (the “Company”) and its series, the Hennessy Cornerstone Growth Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement referenced above (the “Registration Statement”).  The comments were provided by Vince DiStefano, at (202) 551-6965 or distefanov@sec.gov, on October 12, 2011.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•  the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement

2.
Supplementally, please explain why no shareholder vote is required in connection with the merger of the Hennessy Cornerstone Growth Fund, Series II (the “Growth Fund II”) into the Fund (the Growth Fund II and the Fund, collectively, the “Funds”).

Response:  The Growth Fund II is a series of Hennessy Funds Trust, a Delaware statutory trust, and the Delaware statutory trust law does not require a shareholder vote in connection with the merger.  We note that the same result would apply under Maryland law, the jurisdiction of the Company, as the Maryland General Corporation Law provides in Section 3-104(a)(5) that “the approval of the stockholders and articles of transfer . . . are not required for any . . . [t]ransfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.”  In addition, no shareholder vote is required by Rule 17a-8 under the Investment Company Act of 1940 because the Funds have identical investment advisory contracts, the same disinterested directors, the fundamental investment policies are not materially different, and the Fund does not have any distribution fees authorized to be paid pursuant to a Rule 12b-1 plan that are greater than any such fees authorized to be paid by the Growth Fund II, as neither of the Funds has entered into a Rule 12b-1 plan.

3.	In Question 5 of the Questions and Answers, please clarify the timing of the rebalancing and whether portfolio securities of the Growth Fund II will be sold in connection with the merger.

Response:  As requested the Fund has revised this language to read as follows:

“The expenses of the Acquisition will be borne by the Manager.  Following the Acquisition, the Growth Fund will hold the assets of the Growth Fund II that it acquires until the Growth Fund rebalances its portfolio in the winter, pursuant to its customary procedures.  The Manager will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that may result from the Growth Fund rebalancing its portfolio in the ordinary course following the Acquisition.”

4.
For the information under Item V of the prospectus that is part of the Registration Statement, the Fund has one of two options, as provided in Instruction G to Form N-14.  First, the Fund may continue to incorporate the information by reference, but will have to mail the existing prospectuses along with the Form N-14 prospectus to shareholders.  Second, the Fund may opt to put all of this information in the Form N-14 prospectus and not incorporate by reference.

Response:  The Fund has revised the prospectus that is part of the Registration Statement to include all of this information instead of incorporating it by reference.

5.
Under Item I.E of the prospectus that is part of the Registration Statement, the Fund needs to clarify that as a result of the transaction the Fund is not acquiring any shares that do not qualify under its investment objectives and guidelines, and that the reference to a significant portion of the Growth Fund II's assets being sold is not a result of the transaction, but is what may occur down the road when the Fund rebalances its portfolio in the ordinary course.

Response:  As requested the Fund has revised this language to read as follows:

“Following the Reorganization, the Growth Fund will hold the assets of the Growth Fund II that it acquires until the Growth Fund rebalances its portfolio in the winter, pursuant to its customary procedures.  In connection with the Growth Fund rebalancing its portfolio in the ordinary course, a significant portion of the assets of the Growth Fund II may be sold.  The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Growth Fund II’s basis in such assets.  Any net capital gains (i.e., the excess of net realized long-term capital gains over net realized short-term capital losses) and any net realized short-term capital gains recognized in these sales will be distributed to the shareholders as capital gain dividends and ordinary dividends, respectively, during or with respect to the year of sale, and such distributions will be taxable to shareholders.”

6.	Under Item III of the prospectus that is part of the Registration Statement, the Fund needs to use the header “Growth Fund Pro Forma Combined” when it reflects the pro forma information in the tables.

Response:  As requested the Fund has revised the Registration Statement to use this header.

7.
On the pro forma Schedule of Investments, the Fund needs to determine if there are any securities that it knows at this time will be sold as a result of the merger, and the Fund needs to identify such securities in the Schedule of Investments.  If there are such securities, then the Fund should estimate as of April 30, 2011 the estimated capital gains of these securities and reflect this amount in the prospectus that is part of the Registration Statement.

Response:  The Fund will hold the assets it acquires from the Growth Fund II until it rebalances its portfolio in the ordinary course.  So, the Fund does not know at this time which securities of the Growth Fund II will be sold.

8.	The Fund needs to include a statement in a footnote to the Schedule of Investments that the securities being acquired by the Fund qualify under its investment objectives and guidelines.

Response:  As requested the Fund has revised the Schedule of Investments to include the following footnote:

“All of the investments of the Hennessy Cornerstone Growth Fund, Series II are eligible investments of the Hennessy Cornerstone Growth Fund.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

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